Filed by Penseco Financial Services Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Commission File No: 000-23777

Subject Company: Penseco Financial Services Corporation

November 4, 2013

Dear Fellow Shareholder:

We recently mailed you proxy material in connection with our upcoming Special Shareholders Meeting to be held on November 21, 2013. According to our records, we have not yet received your proxy.

It is very important that your shares be voted, regardless of the number of shares you own.

Please take a moment to VOTE your shares by returning your proxy in the envelope provided. You can also vote by telephone or the internet by following the enclosed instructions.

Our Board of Directors unanimously recommends a “FOR” vote on all proposals.

Approval of our merger proposal requires the affirmative vote of 75% of our shares entitled to vote at the Special Shareholder’s Meeting and, even if the shares you own seem relatively small, we need all shareholders to vote.

Please disregard this letter if you have already voted your shares. If you have any questions regarding the merger, please feel free to call me at 570-346-7741 ext. 2352. Thank you for your cooperation and support.

Sincerely,

Craig W. Best
President and Chief Executive Officer

Enclosure

150 North Washington Avenue | Scranton, PA 18503-1848 | P 570.346.7741 800.327.0394 | F 570.961.3768